SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI COPEL 13/06 – 11/30/2006

COPEL remains in the ISE -
the Bovespa’s Corporate Sustainability Index

Copel has been retained in the Bovespa’s Corporate Sustainability Index, as announced this morning at the São Paulo Stock Exchange. The new portfolio will become effective tomorrow, December 1, 2006, and will remain valid for one year.

     The ISE is designed to measure the return on a portfolio composed of shares of companies that are highly committed to social responsibility and corporate sustainability, and also to promote good practices in the Brazilian corporate environment, considering such aspects as corporate governance, economic efficiency, environmental balance and social justice.

     The criteria for inclusion in the index are:

                    a. to be among the 150 most-traded shares, measured in the twelve months prior to the portfolio reevaluation;

                    b. to have a trading session presence of at least 50%, measured in the twelve months prior to the portfolio reevaluation;

                    c. to meet the sustainability criteria in the annual questionnaire.

     Companies that completed the questionnaire last year were reassessed this year using the same methodological procedures and criteria. COPEL’s shares were selected for the first edition of the index (2005) and were retained this year.

     It is worth emphasizing that in 2006, the firms comprising the ISE outperformed the Ibovespa.

     Once again, Copel has been given due recognition for its commitment to sustainable development not only by the Bovespa, but also by ABRADEE, who granted it the 2006 Social Responsibility Award.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.